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                               November 22, 2023

       Bryan Leach
       Chief Executive Officer
       Ibotta, Inc.
       1801 California Street
       Suite 400
       Denver, CO 80202

                                                        Re: Ibotta, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
27, 2023
                                                            CIK No. 0001538379

       Dear Bryan Leach:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted October 27, 2023

       Risk Factors, page 18

   1. We note your disclosure on page 101 stating that you have some cost of debt exposure to rising interest rates.
Please expand your discussion of interest rates, in a new or an existing risk factor, to
specifically identify the impact of rate increases on your operations and how your business has been
affected. For example, describe whether your borrowing costs have recently increased
or are expected to increase and your ability to pass along your increased costs to your
customers.
 Bryan Leach
FirstName
Ibotta, Inc. LastNameBryan Leach
Comapany 22,
November     NameIbotta,
                 2023    Inc.
November
Page  2      22, 2023 Page 2
FirstName LastName
Risks Related to our Business
If we fail to expand effectively in international markets, our revenues and our business may be negatively affected., page 37

2. We note your disclosure here that you are contemplating expanding your operations outside of the United States. If you intend on using the proceeds from this offering to finance this expansion, please update your Use of Proceeds section. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
77

3. We note your disclosure on page 26 that you have experienced supply chain disruptions.
         Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to reliability, or regulatory approval of services.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 95

4. Your disclosure appears to emphasize how net cash provided by operating activities was derived and refers to non-cash items that do not impact cash. Your discussion should be an analysis of material changes that affected operating cash between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.
Note 11: Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase and Common Stock Warrants
Common Stock Warrants, page F-26

5. We note that as of December 31, 2022 vesting of the Walmart warrants is not yet considered probable, and therefore no expense has been recorded. Please disclose the potential effects of this arrangement on shareholders pursuant to ASC 718-10-50-1.
         Additionally, please tell us how any related expense will be recorded and the basis for the treatment.
General

6. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third-party data you cited, provide the consent of the third party in accordance with Rule 436.
7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Bryan Leach
Ibotta, Inc.
November 22, 2023
Page 3
      not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameBryan Leach
                                                             Division of
Corporation Finance
Comapany NameIbotta, Inc.
                                                             Office of Trade &
Services
November 22, 2023 Page 3
cc:       Rachel J. Nagashima
FirstName LastName